■ EXHIBIT 99.1

Response to the requested disclosure from KRX (POSCO’s Purchasing Interest in Chinese Steel Company S Group)

As the Company announced earlier (October, 2004), the Company has been reviewing opportunities to invest in China by establishing new plant or purchasing small interest in existing Steel Company, however, nothing has been decided. Moreover, the Company has never reviewed the interest undertaking of or the technology support to S group for the purpose of gaining controlling ownership.